Exhibit 99.1

Powerbridge Technologies Co., Ltd. Requested a Hearing before the Nasdaq Hearings Panel after Received a Letter of Expected Delisting Determination from Nasdaq Staff

ZHUHAI, China, April 28, 2023 /PRNewswire/ — Powerbridge Technologies Co., Ltd. (Nasdaq: PBTS) (the “Company” or “PBTS”), a provider of multi-industry technology solutions, today announced that it has requested a hearing before the Nasdaq Hearings Panel as the next step in the process in seeking an extension to satisfy the minimum bid price requirement set forth in Listing Rule 5550(a)(2) (the “Rule”) for continued listing on The Nasdaq Capital Market (“Nasdaq”).

On April 26, 2023, the Company received the expected notice from the Listing Qualifications Staff (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Staff had determined that, as of April 25, 2023, the Company’s securities had a closing bid price of $0.10 or less for ten consecutive trading days as set forth in Listing Rule 5810(c)(3)(A)(iii) (the Low Priced Stocks Rule”). As a result, Staff had determined to delist the Company’s securities from Nasdaq unless the Company requests a hearing no later than 4:00 p.m. Eastern Time on May 3, 2023, the hearings are typically scheduled to occur approximately 30-45 days after the date of the hearings request. The Company submitted the request for a hearing on April 28, 2023. This request will ordinarily stay any further action by the Staff and the Company’s securities are expected to continue to be eligible to trade on Nasdaq at least pending the ultimate conclusion of the hearing process.

The Company stated in its request that it believes it can regain compliance upon the completion of the 1-for-30 reverse stock split of the Company’s securities, subject to the Company’s shareholders’ approval on an extraordinary general meeting (the “EGM”), which will be convened on May 30, 2023. The EGM’s notice and proxy statement were disclosed on Form 6-K filed with the Securities and Exchange Commission (“SEC”) on April 25, 2023.

The Company continues to evaluate various alternative courses of action to regain compliance with the continued listing requirement under the Rule for the Nasdaq Capital Market. However, there can be no assurance that the Company will be able to satisfy the Nasdaq Capital Market’s continued listing requirements, regain compliance with the Rule, the Low Priced Stocks Rule, or maintain compliance with the other Nasdaq continued listing requirements.

About Powerbridge Technologies

Powerbridge Technologies Co., Ltd. (Nasdaq: PBTS) is a leading provider of multi-industry technology solutions. The Company offers software and platform applications, IoT platform services and intelligent devices, supply chain platforms and interactive media services, metaverse and digital services, and cryptocurrency asset operations and services.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may”, “will”, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements; specifically, the Company’s statements regarding listing on the Nasdaq Capital Market and the IPO are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.